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                            August 31, 2023

       Will Cheng
       Chief Executive Officer
       DiDi Global Inc.
       Building 1, Yard 6, North Ring Road, Tangjialing
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: DiDi Global Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40541

       Dear Will Cheng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Will Cheng
FirstName LastNameWill  Cheng
DiDi Global Inc.
Comapany
August 31, NameDiDi
           2023      Global Inc.
August
Page 2 31, 2023 Page 2
FirstName LastName
2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
         for    DiDi Global Inc. or the VIEs.    We also note that your list of
subsidiaries in Exhibit
         8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside
         China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
                With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Chris Dunham at (202) 551-3783 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program
cc:      Haiping Li